Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2018 Results

Highlights

  Record net business wins* in the quarter of $607 million, a book to bill of 1.25. Full year net business wins* of $2.4 billion, a net book to bill of 1.27.
  Record closing backlog* of $5.4 billion, an increase of 9.7% year on year.
  Quarter 4 reported revenue of $679.0 million. Full year reported revenue of $2,596 million. This represents a 6.5% increase year on year for Quarter 4* and a full year revenue increase of 7.9%*.
  Quarter 4 reported income from operations was $101.8 million, or 15.0% of revenue. Full year reported income from operations before non-recurring charges was $385.8 million or 14.9% of revenue. This represents an increase* for the quarter and full year of 14.2% and 12.7% respectively.
  Quarter 4 reported earnings per share of $1.62. Full year reported earnings per share before non-recurring charges of $6.09. This represents an increase* for the quarter and full year of 13.8% and 14.2% respectively.
  In January 2019, ICON signed an agreement to acquire MolecularMD, a specialist laboratory, which expands our current lab capabilities into molecular testing, immunohistochemistry and companion diagnostics for precision medicine research.
  The extension of ICON’s master services agreement with Pfizer Inc. (NYSE:PFE).
  2019 outlook reaffirmed with revenue guidance in the range of $2,735 - $2,835 million and earnings per share guidance in the range of $6.69 – $6.89 a year over year increase of 9.9% - 13.1%.

  *Excluding the impact of ASC 606

DUBLIN--(BUSINESS WIRE)--February 20, 2019--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2018.

CEO Dr. Steve Cutler commented, “During 2018, ICON’s operational excellence and market leading service offerings resulted in net business bookings of over $2.4 billion and the expansion of our backlog by 10% to $5.4 billion. Our revenues grew by 8% year over year and our continued focus on pro-active cost saving efficiencies enabled us to grow EPS by over 14% to $6.16.

Today we are delighted to announce the acquisition of MolecularMD. MolecularMD enhances our laboratory offering in molecular diagnostic testing, a key area in oncology research, and also brings to ICON expanded testing platforms, including next generation sequencing and immunohistochemistry. MolecularMD’s services also include companion diagnostic development which will further enhance the competitiveness of our overall lab offering.

We are also delighted to announce the extension of ICON’s master services agreement with Pfizer. The extension of the agreement reflects our strong working relationship with Pfizer and we look forward to continuing to help Pfizer advance its development pipeline rapidly and efficiently.

As we look forward, we expect 2019 to be another year of robust revenue and earnings growth and we reaffirm our outlook with revenue guidance in the range of $2,735 - $2,835 million and earnings per share guidance in the range of $6.69 - $6.89, a year over year increase of 10% - 13%.”

Fourth Quarter 2018 Results

Excluding the impact of ASC 606, gross business wins in the fourth quarter were $722 million and cancellations were $115 million. This resulted in net business wins of $607 million, a book to bill of 1.25.

Reported revenue for quarter 4 was $679.0 million. Excluding the impact of ASC 606, quarter 4 revenue increased to $484.7 million from $455.1 million in the same quarter last year, an increase of 6.5%.

Reported income from operations in the quarter was $101.8 million or 15.0% of revenue. Excluding the impact of ASC 606, income from operations increased by 14.2% to $102.4 million, or 21.1% of revenue, compared to $89.7 million or 19.7% for the same quarter last year.

Reported net income for the quarter was $88.2 million or 13.0% of revenue. Excluding the impact of ASC 606, net income increased by 13.0% to $88.7 million, compared with $78.5 million in the same quarter last year.

Reported earnings per share on a diluted basis was $1.62. Excluding the impact of ASC 606, diluted earnings per share increased by 13.8% to $1.63, compared to $1.43 per share for the same quarter last year.

Days sales outstanding on a 605 basis, comprising accounts receivable and unbilled revenue less payments on account, were 57 days at December 31, 2018, compared with 49 days at the end of December 2017.

Cash generated from operating activities for the quarter was $60.9 million. During the quarter, capital expenditure was $20.0 million and $72 million worth of stock was repurchased at an average price of $137.66. As a result, at December 31, 2018, the company had net cash of $106.5 million, compared to net cash of $142.3 million at September 30, 2018 and net cash of $11.6 million at the end of December 2017.

Full Year 2018 Results

Excluding the impact of ASC 606, full year gross business wins were $2,860 million and cancellations were $459 million. This resulted in net business wins of $2,401 million, a book to bill of 1.27.

Full year reported revenue was $2,595.8 million. Excluding the impact of ASC 606, full year revenue increased to $1,897.6 million from $1,758.4 million in 2017, an increase of 7.9%.

Full year reported income from operations before non-recurring charges was $385.8 million or 14.9% of revenue. Excluding the impact of ASC 606, income from operations before non-recurring charges increased by 12.7% to $390.0 million, or 20.6% of revenue, compared to $346.1 million or 19.7% of revenue in the previous year.

Full year reported net income before non-recurring charges was $333.7 million or 12.9% of revenue. Excluding the impact of ASC 606, net income before non-recurring charges increased by 14.1% to $337.4 million, compared with $295.7 million last year.

Full year reported earnings per share on a diluted basis before non-recurring charges was $6.09. Excluding the impact of ASC 606, diluted earnings per share before non-recurring charges increased by 14.2% to $6.16, compared to $5.39 per share last year.

Pfizer Master Services Agreement extension

The extension extends the term of the agreement signed in June 2016 from a 3 year term with Pfizer having the right to extend the term by a further 2 years, to a term of 4 years with Pfizer retaining the right to extend the term by a further 2 years.

Other Information

The new revenue recognition standard (ASU No. 2014-09) ‘Revenue from Contracts with Customers’ was effective for ICON plc from January 1, 2018. ICON has elected to adopt the new standard under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application. Results for the three and twelve months ended December 2017 are therefore presented under the previous revenue recognition accounting principles.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call tomorrow, February 21st, 2019 at 09:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 13,670 employees in 89 locations in 37 countries as at December 31, 2018. Further information is available at www.iconplc.com.

ICON plc

Condensed Consolidated Statements of Operations

(Before restructuring and other items)

Three and Twelve Months ended December 31, 2018 and December 31, 2017

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2018	31, 2017	31, 2018	31, 2017
Revenue:
Revenue	679,025	636,305	2,595,777	2,402,321
Reimbursable expenses		(181,166)		(643,882)

		455,139		1,758,439

Costs and expenses:
Direct costs	(479,206)	(267,135)	(1,818,220)	(1,027,310)
Selling, general and administrative expense	(83,124)	(82,086)	(325,794)	(323,741)
Depreciation and amortization	(14,910)	(16,174)	(65,916)	(61,297)

Total costs and expenses	(577,240)	(365,395)	(2,209,930)	(1,412,348)

Income from operations	101,785	89,744	385,847	346,091

Net interest expense	(1,599)	(2,512)	(8,743)	(10,281)

Income before provision for income taxes	100,186	87,232	377,104	335,810

Provision for income taxes	(12,023)	(8,724)	(43,411)	(40,137)

Net income	88,163	78,508	333,693	295,673

Net income per Ordinary Share:

Basic	$1.63	$1.45	$6.17	$5.46

Diluted	$1.62	$1.43	$6.09	$5.39

Weighted average number of Ordinary Shares outstanding:

Basic	54,071,137	54,187,688	54,118,764	54,129,439

Diluted	54,475,302	54,844,232	54,790,663	54,849,046

ICON plc

Condensed Consolidated Statements of Operations

(US GAAP)

Three and Twelve Months ended December 31, 2018 and December 31, 2017

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2018	31, 2017	31, 2018	31, 2017
Revenue:
Revenue	679,025	636,305	2,595,777	2,402,321
Reimbursable expenses		(181,166)		(643,882)

		455,139		1,758,439

Costs and expenses:
Direct costs	(479,206)	(267,135)	(1,818,220)	(1,027,310)
Selling, general and administrative expense	(83,124)	(82,086)	(325,794)	(323,741)
Depreciation and amortization	(14,910)	(16,174)	(65,916)	(61,297)
Restructuring costs	-	-	(12,490)	(7,753)

Total costs and expenses	(577,240)	(365,395)	(2,222,420)	(1,420,101)

Income from operations	101,785	89,744	373,357	338,338

Net interest expense	(1,599)	(2,512)	(8,743)	(10,281)

Income before provision for income taxes	100,186	87,232	364,614	328,057

Provision for income taxes	(12,023)	(16,124)	(41,958)	(46,569)

Net income	88,163	71,108	322,656	281,488

Net income per Ordinary Share:

Basic	$1.63	$1.31	$5.96	$5.20

Diluted	$1.62	$1.30	$5.89	$5.13

Weighted average number of Ordinary Shares outstanding:

Basic	54,071,137	54,187,688	54,118,764	54,129,439

Diluted	54,475,302	54,844,232	54,790,663	54,849,046

ICON plc

Impact of the adoption of ASC 606 on revenue

Three and Twelve Months ended December 31, 2018 and December 31, 2017

(Dollars, in thousands)

(Unaudited)

	Three Months Ended December 31, 2018			Three Months, Ended December 31, 2017
	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	679,025	790	679,815	636,305
Reimbursable expenses		(195,105)	(195,105)	(181,166)
	679,025	(194,315)	484,710	455,139

	Twelve Months Ended December 31, 2018			Twelve Months, Ended December 31, 2017
	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	2,595,777	4,657	2,600,434	2,402,321
Reimbursable expenses		(702,812)	(702,812)	(643,882)
	2,595,777	(698,155)	1,897,622	1,758,439

ICON plc

Summary Balance Sheet Data

December 31, 2018 and December 31, 2017

(Dollars, in thousands)

	December 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)

Cash and short-term investments	455,761	360,448
Debt	(349,264)	(348,888)
Net cash/(debt)	106,497	11,560

Net Accounts Receivable	503,249	349,018

Working Capital	719,560	534,960

Total Assets	2,354,255	2,146,618

Shareholder's Equity	1,354,281	1,191,000

ICON plc

Contact: Investor Relations +1 888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Jonathan Curtain Vice President Corporate Finance & Investor Relations +1 215 616 3000

http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
+1 888 381 7923
or
Brendan Brennan
Chief Financial Officer
+353 1 291 2000
or
Jonathan Curtain
Vice President Corporate Finance & Investor Relations
+1 215 616 3000
http://www.iconplc.com